THIS AMENDING AGREEMENT dated as of May 26, 2015

AMONG:

AVALON RARE METALS INC. (the “Company”)

- and -

SECUTOR CAPITAL MANAGEMENT COMPANY (the “Agent”)

WITNESSES THAT:

WHEREAS each of the parties hereto are parties to an agency agreement dated April 29, 2015 (the “Agency Agreement”);

AND WHEREAS the Company and the Agent wish to enter into this amending agreement (this “Amending Agreement”) to amend certain provisions of the Agency Agreement;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

For the purposes of this Amending Agreement (including the recitals), unless otherwise defined herein or unless the context otherwise requires, all capitalized terms have the respective meanings given to them in the Agency Agreement.

1.2	Headings and Section References

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

1.3	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 2
AMENDMENTS

2.1	Amendment to Section 9.2(f)

Section 9.2(f) of the Agency Agreement is hereby removed in its entirety and replaced with the following:

(f)     the Company shall incur (or be deemed to incur) and renounce Qualifying Expenditures pursuant to the FT Subscription Agreement(s) pro rata by the number of Flow-Through Shares issued or to be issued pursuant thereto (other than in respect of certain FT Purchasers who have entered into a FT Subscription Agreement pursuant to which the Company has covenanted to expend all of the funds received from such FT Purchasers on Qualifying Expenditures and renounce such Qualifying Expenditures by no later than September 30, 2015) before incurring and renouncing Qualifying Expenditures pursuant to any other agreement which the Company may enter into after the Closing Date, with any Person with respect to the issue of any other securities of the Company which are flow-through shares as defined in subsection 66(15) of the Tax Act. The Company shall not, without the prior written consent of the Agent (which consent may be withheld in the sole discretion of the Agent) enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenditures to the FT Purchasers in the amount of the Commitment Amount. If the Company is required under the Tax Act to reduce Qualifying Expenditures previously renounced to the FT Purchasers, the reduction shall be made pro rata by the number of Flow-Through Shares issued or to be issued pursuant to the FT Subscription Agreement(s) but the Company shall not reduce Qualifying Expenditures renounced to the FT Purchasers under the FT Subscription Agreement(s) until it has first reduced to the extent possible all CEE renounced to Persons other than such FT Purchasers that have entered into agreements with the Company in respect of “flow-through shares” as defined in subsection 66(15) of the Tax Act subsequent to the date of the FT Subscription Agreement(s);

2

2.2	Amendment of Schedule “A”

Schedule “A” of the Agency Agreement is hereby removed in its entirety and replaced with the form of FT Subscription Agreement attached hereto as Schedule “A”.

ARTICLE 3
GENERAL

3.1	Effectiveness

This Amending Agreement shall become effective when executed and delivered by the parties hereto. Except as specifically amended by this Amending Agreement, the Agency Agreement shall remain in full force and effect.

3.2	Further Assurances

Each party hereto shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effect the transactions contemplated herein, in each case at the cost and expense of the party requesting such further instrument, document or action, unless expressly indicated otherwise.

3.3	Counterparts

This Amending Agreement may be executed in one or more counterparts and by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amending Agreement by telecopier or electronic format shall be effective as delivery of a manually executed counterpart of this Amending Agreement.

[Signature page follows.]

IN WITNESS WHEREOF the parties have executed this Amending Agreement as of the day and year first written above.

AVALON RARE METALS INC.

Per:	(signed) Jim Andersen
Name:	Jim Andersen
Title:	Chief Financial Officer and VP Finance

SECUTOR CAPITAL MANAGEMENT
CORPORATION

Per:	(signed) George Aprile
Name:	George Aprile
Title:	Chief Financial Officer

Schedule “A”

FLOW-THROUGH SHARE SUBSCRIPTION AND RENUNCIATION AGREEMENT

THIS AGREEMENT dated                               , 2015.

AMONG:

THE PERSONS LISTED AS PURCHASERS IN APPENDIX I TO THIS AGREEMENT (the “Purchasers”);

AND

AVALON RARE METALS INC. (the “Corporation”);

AND

SECUTOR CAPITAL MANAGEMENT CORPORATION (the “Agent”);

WHEREAS the Corporation has agreed to issue common shares (the “Flow-Through Shares”) which will be “flow-through shares” as defined in subsection 66(15) of the Income Tax Act (Canada);

WHEREAS each of the Purchasers has agreed to purchase from the Corporation, and the Corporation has agreed to sell to each of the Purchasers, the number of Flow-Through Shares set forth across from the Purchaser’s name on Appendix I to this Agreement;

THEREFORE, upon payment for the Flow-Through Shares by the Purchasers, and execution of this Agreement by Secutor Capital Management Corporation, as agent for the Purchasers, and the Corporation, the Purchasers and the Corporation hereby irrevocably agree to be bound by the terms and conditions set forth in Appendix II to this Agreement with respect to the Flow-Through Shares.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

EXECUTED by Secutor Capital Management Corporation, as agent for the Purchasers, this                               day of                              , 2015.

Per:
Authorized Signature

EXECUTED by the Corporation, this      day of                              , 2015.

AVALON RARE METALS INC.

Authorized Signature

APPENDIX I – TO FLOW-THROUGH SHARE SUBSCRIPTION AND
RENUNCIATION AGREEMENT

Name of Purchaser	Address and Telephone Number of Purchaser	Social Insurance Number or Business Identification number	Number of Flow- Through Shares Purchased	Aggregate Value of Flow-Through Shares

Appendix II TO FLOW-THROUGH SHARE SUBSCRIPTION AND
RENUNCIATION AGREEMENT

TERMS AND CONDITIONS OF FLOW-THROUGH SHARES WHEREAS:

(A)

The Corporation is a “principal-business corporation” as that phrase is defined in subsection 66(15) of the Income Tax Act (Canada), together with any and all regulations promulgated thereunder, as amended from time to time (the “Tax Act”);

(B)	It is the intention of the Corporation to incur “Canadian exploration expenses” or “CEE” as defined in the Tax Act on certain projects as described in the Prospectus (the “Projects”);

(C)

The CEE to be incurred is described in paragraph (f) of the definition of “Canadian exploration expense” in subsection 66.1(6) of the Tax Act, or would be described in paragraph (h) of that definition if the reference therein to paragraphs (a) to (d) and (f) to (g.1) was a reference to paragraph (f), excluding amounts which are prescribed to be “Canadian exploration and development overhead expenses” for the purposes of paragraph 66(12.6)(b) of the Tax Act or the cost of acquiring or obtaining the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act or any expense for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act;

(D)

Certain persons (individually, a “Purchaser”) have agreed to fund the Projects by purchasing Flow-Through Shares (as defined below) at a purchase price of $0.39 per Flow-Through Share, in accordance with the terms of this Agreement; and

(E)

The Corporation has agreed to renounce Qualifying Expenditures (as defined below) associated with the Flow-Through Funds (as defined below) to the Purchaser in accordance with the terms of this Appendix.

1.	Definitions. In this Appendix, including the recitals above, the following words have the following meanings unless otherwise indicated:

(a)	“Agent” means Secutor Capital Management Corporation;

(b)	“Agency Agreement” means the agency agreement entered into by the Corporation and the Agent dated April 29, 2015.

(c)

“Agreement” means the Flow-Through Share Subscription and Renunciation Agreement among the Corporation, the Purchasers and the Agent pursuant to which the Purchasers irrevocably agreed to be bound by the terms and conditions set forth in this Flow- Through Share Subscription and Renunciation Agreement, including this Appendix;

(d)	“Appendix” means this Appendix II – “Terms and Conditions of Flow-Through Shares”;

(e)	“Canadian exploration expense” or “CEE” has the meaning set forth in recital C above;

(f)	“Closing” means the completion of the sale and purchase of the Flow-Through Shares;

(g)	“Closing Date” means May 12, 2015, or such other date as the Corporation and the Agent may agree;

(h)	“Corporation” means Avalon Rare Metals Inc.;

(i)	“CRA” means the Canada Revenue Agency;

(j)	“Flow-Through Funds” means the aggregate purchase price received by the Corporation from a Purchaser of Flow-Through Shares pursuant to this Agreement;

(k)

“Flow-through Mining Expenditures” means one or more expenses described in the definition of “flow-through mining expenditures” assuming the amendments to subsection 127(9) of the Tax Act announced by the Minister of Finance (Canada) on March 1, 2015 become law;

(l)	“Flow-Through Shares” means the previously unissued common shares of the Corporation each of which constitutes a “flow-through share” as defined in subsection 66(15) of the Tax Act;

(m)	“principal-business corporation” has the meaning set forth in recital A above;

(n)	“Projects” has the meaning set forth in recital B above;

(o)

“Prospectus” means the Corporation’s shelf prospectus supplement dated April 29, 2015, together with the final base shelf prospectus, which forms a part thereof, dated September 10, 2013, relating to, inter alia, the distribution of the Flow-Through Shares;

(p)	“Purchaser” has the meaning set forth in recital D above but shall not include the Agent purchasing as principal;

(q)

“Qualifying Expenditures” means expenses that are CEE and “Flow-through Mining Expenditures” at the date they are incurred to the extent permitted to be renounced by the Corporation to the Purchaser hereunder and in accordance with the Tax Act;

(r)	“Tax Act” has the meaning set forth in recital A above;

(s)	“Termination Date” means December 31, 2016;

2.

Subscription. The Purchasers listed in Appendix I hereby irrevocably subscribe for that number of Flow-Through Shares set forth opposite their name for a subscription price of $0.39 per Flow- Through Share on the terms and conditions set out herein.

3.

Flow-Through Shares. Following receipt by the Corporation of the aggregate purchase price for the Flow-Through Shares of $0.39 per Flow-Through Share from the Purchaser and on acceptance of this Agreement by the Corporation, the Corporation will issue to the Purchaser the number of Flow-Through Shares subscribed and paid for by the Purchaser.

4.

Additional Purchasers to Participate in the Program. The Purchaser acknowledges that the Corporation has entered into and will be entering into agreements similar to this Agreement with other persons in respect of Flow-Through Shares. Such agreements will be made and be dated for reference the same date as this Agreement. If the Corporation, however, sells rights to acquire, or issues, “flow-through shares” pursuant to private placements or pursuant to other public offerings following the Closing Date, any subscription funds received from such private placements or public offerings of the Corporation will be expended and renounced to each purchaser in the order of:

(a)	the reference date of any private placement “flow-through” subscription agreements entered into for such private placements; and

(b)	the date of closing of such public offerings,

such that the subscription funds from the oldest “flow-through” financing will always be spent first and renunciation made in respect of such expenditures before any renunciations are made in respect of any Qualifying Expenditures that are financed from subsequent “flow-through” financings.

5.

Schedule for Incurring Qualifying Expenditures. The Corporation will expend all of the Flow- Through Funds on Qualifying Expenditures between the date this Agreement is entered into and the Termination Date and all Qualifying Expenditures renounced to the Purchaser pursuant to this Agreement will be Qualifying Expenditures incurred by the Corporation that, but for the renunciation to the Purchaser, the Corporation would be entitled to deduct in computing its income for the purposes of Part I of the Tax Act.

6.

Corporation to Renounce Qualifying Expenditures in Favour of Purchaser. The Corporation will for purposes of the Tax Act, within the times set out below and in accordance with the provisions of subsections 66(12.6) and 66(12.66) of the Tax Act, take all necessary steps to renounce effective no later than December 31, 2015 in favour of the Purchaser, Qualifying Expenditures in an amount equal to the purchase price paid by the Purchaser for Flow-Through Shares. The Corporation covenants that it will deliver to the Purchaser within the time period required by the Tax Act and, in any event, no later than February 15, 2016, a statement setting forth the aggregate amounts of Qualifying Expenditures renounced to the Purchaser hereunder.

7.

Indemnity. The aggregate Qualifying Expenditures renounced to the Purchaser will not be less than nor exceed the aggregate consideration paid by the Purchaser for Flow-Through Shares. If the Corporation does not renounce to the Purchaser, effective on or before December 31, 2015, and incur on or before the Termination Date, Qualifying Expenditures equal to the amount of the Flow-Through Funds paid by the Purchaser, the Corporation shall indemnify and hold harmless the Purchaser, as to, and pay in settlement thereof to the Purchaser on or before the twentieth business day following the date the amount is determined, an amount equal to the amount of any tax payable (within the meaning of paragraph (b) or proposed paragraph (c) of the definition of “excluded obligation” in subsection 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Purchaser as a consequence of such failure. If there is a reduction pursuant to subsection 66(12.73) of the Tax Act of an amount renounced to the Purchaser, the Corporation shall indemnify any Purchaser for any increase of tax payable (within the meaning of paragraph (b) or proposed paragraph (c) of the definition of “excluded obligation” in subsection 6202.1(5) of the regulations to the Tax Act) under the Tax Act (and under any corresponding provincial legislation) by the Purchaser as a consequence of such reduction. This section 7 does not apply to any Agent or other person covered by the contractual indemnity provided for in the Agency Agreement who is a Purchaser.

8.

Corporation to File Prescribed Form in Respect of Renunciations with the CRA. The Corporation will file, in respect of each renunciation made pursuant to this Agreement, before the last day of the month following the month which includes the date of making such renunciation, such information returns with the CRA as are prescribed by subsection 66(12.7) of the Tax Act.

9.

Corporation to File Copy of Agreement with CRA. The Corporation will file, together with a copy of the Agreement, the prescribed form referred to in subsection 66(12.68) of the Tax Act with the CRA on or before the last day of the month following the earlier of:

(a)	the month in which this Agreement is entered into; and

(b)	the month in which this Agreement or any “selling instrument” (within the meaning of subsection 66(12.68) of the Tax Act) is first delivered to a potential investor.

10.

Corporation to File Part XII.6 Return with the CRA. The Corporation will file with the CRA, before March of the year following a particular year, any return required to be filed under Part XII.6 of the Tax Act in respect of the particular year, and will pay any tax or other amount owing in respect of that return on a timely basis.

11.	Purchaser Warranties. The Purchaser acknowledges, represents, warrants and covenants to and with the Corporation that, as at Closing:

(a)	the Purchaser or beneficial purchaser, as the case may be, deals and will continue to deal at arm’s length with the Corporation, for purposes of the Tax Act, until January 1, 2017;

(b)	the Purchaser or beneficial purchaser, as the case may be, if an individual, is of the full age of majority and otherwise legally competent to enter into this Agreement;

(c)

if the Purchaser or beneficial purchaser, as the case may be, is a corporation, trust or partnership, it does not have and will not have in respect of a renunciation of Qualifying Expenditures hereunder a “prohibited relationship” with the Corporation within the meaning of subsection 66(12.671) of the Tax Act;

(d)

neither the Purchaser, nor the beneficial purchaser, as the case may be, will enter into any agreement or arrangement to which the Corporation is not a party which will cause the Flow-Through Shares to be or become “prescribed shares” within the meaning of section 6202.1 of regulations to the Tax Act;

(e)	neither the Purchaser nor any beneficial purchaser, as the case may be, is a non-resident of Canada for the purposes of the Tax Act;

(f)

the Purchaser, or beneficial purchaser, as the case may be, is not, and is not acting for the account or benefit of, any person in the United States or a “U.S. Person”, as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended;

(g)	the Purchaser or beneficial purchaser, as the case may be, has received and reviewed a copy of the Prospectus;

and the Purchaser agrees that the above acknowledgements, representations, warranties and covenants in this section will be true and correct both as of the date of the Purchaser’s execution of the Agreement and as of Closing and will survive Closing.

12.	Corporation Warranties. The Corporation represents, warrants and covenants that, at Closing:

(a)

the Corporation has the full corporate right, power and authority to enter into this Agreement, to issue the Flow-Through Shares and to incur and renounce to the Purchaser Qualifying Expenditures in an amount equal to the aggregate purchase price of the Flow-Through Shares subscribed and paid for by the Purchaser pursuant to this Agreement;

(b)

on the Closing Date, the Corporation will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Agreement;

(c)	this Agreement constitutes a binding obligation of the Corporation enforceable in accordance with its terms;

(d)	the Corporation is, and at all material times will remain, a “principal-business corporation”;

(e)

except as a result of any agreement, arrangement, obligation or understanding to which the Corporation is not a party and of which it has no knowledge, upon issuance pursuant to the provisions hereof, the Flow-Through Shares will qualify as “flow-through shares” as defined in subsection 66(15) of the Tax Act and in particular will not be “prescribed shares” as defined in section 6202.1 of the regulations to the Tax Act;

(f)

the Corporation will incur expenses on or before December 31, 2016 which are Qualifying Expenditures equal to the amount of the Flow-Through Funds paid by the Purchaser and renounce that amount to the Purchaser effective on or before December 31, 2015 and otherwise comply with its obligations as set forth in this section 12;

(g)

the incurring and renouncing of Qualifying Expenditures to the Purchaser pursuant hereto, does not and will not constitute a breach of or default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;

(h)

the Corporation has no reason to believe that it will be unable to incur and renounce the requisite amount of Qualifying Expenditures by the Termination Date, or to expect any reduction of Qualifying Expenditures by virtue of subsection 66(12.73) of the Tax Act;

(i)

the Corporation will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenditures to the Purchaser in an amount equal to the Flow-Through Funds paid by the Purchaser;

(j)	the Qualifying Expenditures to be renounced to the Purchaser by the Corporation will not include any amount that previously has been renounced by the Corporation;

(k)

if the Corporation receives, or becomes entitled to receive, any “assistance” as defined in subsection 66(15) of the Tax Act and the receipt of or entitlement to receive such “assistance” has or will have the effect of reducing the amount of CEE validly renounced to the Purchaser hereunder to less than the aggregate amount of the Flow-Through Funds paid by the Purchaser, the Corporation shall incur additional CEE so that it may renounce Qualifying Expenditures in an amount not less than the Flow-Through Funds paid by the Purchaser;

(l)

the Corporation, to its knowledge, has not breached any flow-through share agreement to which it is or was a party nor failed to incur or renounce any amount it had undertaken to incur or renounce to subscribers for flow-through shares; and the Corporation agrees that the above representations and warranties in this section will be true and correct as of Closing and will survive Closing for a period of two years, notwithstanding that the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive the Closing and shall remain in full force and effect indefinitely, subject to the limitation requirements of applicable law.

13.

Agent Warranties. The Agent hereby represents and warrants that it has the full corporate right, power and authority to enter into this Agreement as agent for the Purchasers who have appointed it as their agent.

14.

No Renunciation to Third Parties, and Allocation of Renounced Amounts. For the purpose of determining the extent to which the Flow-Through Funds received by the Corporation from the Purchaser have been the subject of renunciation under the Tax Act, the total amount expended on Qualifying Expenditures will be allocated among the Purchaser and the other purchasers who purchase Flow-Through Shares under the Offering, on a basis pro rata to the relative amounts of their respective contributions of Flow-Through Funds, as set forth in the information returns required by subsection 66(12.7) of the Tax Act, other than other Purchaser who have entered into a different form of Flow-Through Share Subscription and Renunciation Agreement pursuant to which the Corporation has covenanted to expend all of the funds received from such Purchasers on Qualifying Expenditures and renounce such Expenditures by no later than September 30, 2015.

15.

Corporation not to Claim a Deduction in Respect of the CEE. The Corporation acknowledges that it has no right to claim any deduction for Qualifying Expenditures renounced to the Purchaser under this Agreement and covenants not to claim any such deduction when preparing its tax returns from time to time. The Corporation will maintain all records necessary to substantiate the Qualifying Expenditures and their renunciation to the Purchaser pursuant to this Agreement.

16.

Corporation to Maintain Records. The Corporation will maintain proper accounting books and records relating to the Qualifying Expenditures and in the event the CRA proposes to deny the deduction of Qualifying Expenditures renounced to the Purchaser hereunder and upon reasonable notice and on a reasonable basis, to make such books, records and accounts available to the Purchaser for inspection and review by or on behalf of the Purchaser at the Purchaser’s expense for the sole purpose of responding to the demand or proposal of the CRA.

17.

No Dissemination of Confidential Information. The Corporation will be entitled to hold confidential all exploration information relating to any program on which any portion of the Flow-Through Funds is expended pursuant to this Agreement and it will not be obligated to make such information available to the Purchaser except in the manner and at such time as it makes any such information available to its shareholders or to the public pursuant to the rules and policies of any stock exchange or laws, regulations or policies of any province.

18.

Revision of the Projects. While it is the present intention of the Corporation to undertake the Projects, the Corporation expressly reserves the right to alter the Projects on the advice of its technical staff or consultants and further reserves the right to substitute other Projects on which to expend part of the Flow-Through Funds, provided such projects entail the incurrence of Qualifying Expenditures and are capable of renunciation by the Corporation to the Purchaser pursuant to this Agreement.

19.

Other Flow-Through Share Sales. The Purchaser acknowledges that there may be other sales of Flow-Through Shares, some or all of which may occur after the acquisition of Flow-Through Shares by the Purchaser. The Purchaser further acknowledges that there is a risk that insufficient funds may be raised from the sale of Flow-Through Shares to fund the Corporation’s objectives.

20.	Miscellaneous. The Purchaser has authorized the Agent, in its sole discretion:

(a)

to act as the Purchaser’s representative at Closing, to tender this Agreement for acceptance by the Corporation together with the aggregate subscription price of the Flow- Through Shares subscribed for hereby and to receive certificates for Flow-Through Shares subscribed for, if applicable, and to execute in his, her or its name and on his, her or its behalf all closing receipts and documents required;

(b)	to approve any related documents and any opinions, certificates or other documents addressed to the Purchaser; and

(c)

to waive, in whole or in part, or extend the time for compliance with, any representations, warranties, covenants or conditions for the benefit of the Purchaser contained herein or in any agreement, including the Agency Agreement or document ancillary or related thereto.

21.

Headings. The division of this Agreement into paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular paragraph or any portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references hereinto paragraphs and subparagraphs are to paragraphs and subparagraphs of this Agreement.

22.

Singular and Plural. In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated associations and corporations.

23.

Further Assurances. Each of the parties hereto will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may, either before or after the Closing of the transactions contemplated hereby, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

24.

No Amendment. No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by the parties hereto. Except as contemplated hereby and as permitted by the Agency Agreement, no waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

25.

Successors and Assigns. This Agreement enures to the benefit of and is binding upon the parties hereto and their successors, heirs, legal personal representatives and permitted assigns. This Agreement is not assignable or transferable by any party without the express written consent of the other parties hereto.

26.

Entire Agreement. Except as contemplated hereby with respect to the Agency Agreement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the parties hereto other than as expressly set forth in this Agreement and contemplated hereby with respect to the Agency Agreement.

27.

Notices. A party to this Agreement will give all notices to or other written communications with the other party to this Agreement concerning this Agreement by hand or by registered mail addressed to such party, in the case of each of the Corporation and the Agent, on behalf of the Purchaser, at the address given on the face page of this Agreement.

28.

Governing Law. This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Corporation, the Agent and the Purchaser hereby submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

29.	Time. Time is of the essence of this Agreement.

30.	Currency. All references to currency herein are to lawful money of Canada.

31.	Incorporation by Reference. Appendix I attached hereto is incorporated by reference and deemed to be part hereof